

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Xavier Martinez
Chief Financial Officer
APx Acquisition Corp. I
Juan Salvador Agraz 65
Contadero, Cuajimalpa de Morelos
Mexico City, Mexico 05370

> **Re: APx Acquisition Corp. I**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed September 1, 2022**
> **File No. 001-41125**

Dear Xavier Martinez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Maurice Blanco